October 21, 2016

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:	Centennial Resource Development, Inc.
Registration Statement on Form S-1 Initially Filed June 22, 2016
File No. 333-212185

Ladies and Gentlemen:

On June 22, 2016, Centennial Resource Development, Inc. (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-212185) (as thereafter amended, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

In accordance with Rule 477(a) under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date hereof or at the earliest practicable date hereafter. The Company is seeking the withdrawal of the Registration Statement because it no longer intends to conduct the offering of shares of the Company’s common stock, $0.01 par value per share, contemplated in the Registration Statement. The Company respectfully advises the Commission that the Registration Statement was never declared “effective” by the Commission and that no securities have been sold in connection with the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Pursuant to the foregoing, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible.

Please direct any questions regarding this request to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours, CENTENNIAL RESOURCE DEVELOPMENT, LLC

By:	/s/ Ward Polzin
Name:	Ward Polzin
Title:	Chief Executive Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.